

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 3, 2017

Edward Merritt
Chief Financial Officer
Deluxe Corporation
3680 Victoria Street North
Shoreview, Minnesota 55126-2966

>   **Re:   Deluxe Corporation**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed February 19, 2016**
>   **File No. 001-07945**

Dear Mr. Merritt:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure